UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On December 6, 2016, Auris Medical Holding AG (“Auris Medical”) confirmed that the TACTT3 Phase 3 trial with KeyzilenTM (AM-101) will resume enrollment in early 2017 as per previous guidance.

As previously announced, the TACTT3 protocol was amended based on analysis of the TACTT2 Phase 3 trial outcomes. The amended protocol elevates the Tinnitus Functional Index score from a key secondary endpoint to an alternate primary efficacy endpoint, includes certain patient subgroups in confirmatory statistical testing and increases the trial size with the enrollment of an additional 120 patients.

As part of the Company’s continued dialogue with the U.S. Food and Drug Administration (FDA), Auris Medical recently had two meetings related to the KeyzilenTM program. Through a Type C Meeting, the FDA confirmed that, as per standard practice, two positive confirmatory trials would be required to submit a New Drug Application (NDA); the Agency did not provide feedback on the TACTT3 protocol amendment because the trial is being conducted in Europe and is not under the Investigational New Drug Application. In a separate meeting with the FDA, alignment was achieved on key items of the KeyzilenTM Chemistry, Manufacturing, and Controls section for a future NDA.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-206710) and Form S-8 (Registration Numbers 333-198037 and 333-200805) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Anne Sabine Zoller
	Name:	Anne Sabine Zoller
	Title:	General Counsel

Date: December 6, 2016